Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 9
DATED FEBRUARY 12, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 9 to you in order to supplement our prospectus. This supplement updates information in the "Investment Objectives and Policies," "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 9 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 8 dated January 21, 2004, Supplement No. 7 dated January 12, 2004, Supplement No. 6 dated December 31, 2003, Supplement No. 5 dated December 15, 2003, (Supplement No. 5 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 4, 2003), and must be read in conjunction with our prospectus.

Investment Objectives and Policies

Borrowing

The discussion under this section, which starts on page 91 of our prospectus, is modified and supplemented by the following information regarding our borrowing policies.

Our board of directors adopted a policy to delegate to management the ability to obtain unsecured general financing facilities up to $100,000,000 without prior approval by the board of directors. These facilities would then be matched with specific properties, which would secure the amounts due under the specific financings.

On February 9, 2004, we entered into a rate lock agreement with Bear Stearns. We paid a rate lock deposit of $1,200,000 to lock the interest rate at 4.372% for a period of 90 days on $60,000,000.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

Mac Arthur Crossing, Las Colinas (Irving), Texas

On February 5, 2004, we purchased an existing shopping center known as Mac Arthur Crossing containing 110,975 gross leasable square feet. The center is located at Mac Arthur Boulevard and LBJ Freeway in Las Colinas (Irving), Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $23,102,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $208 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Stein Mart, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Stein Mart	34,000	31	6.75	07/96	08/11

For federal income tax purposes, the depreciable basis in this property will be approximately $17,326,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Mac Arthur Crossing was built in 1995 and 1996. As of February 1, 2004, this property was 100% occupied, with a total 110,975 square feet leased to 30 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Valley Ranch Vacations	1,381	12/03	24,858	18.00
Dental Lab	3,920	12/04	66,640	17.00
Mailboxes	1,260	02/06	27,720	22.00
Regis Haircutters	1,500	02/06	37,500	25.00
Custom Clearners	2,100	02/06	52,500	25.00
Fanci That	1,996	02/06	35,928	18.00
Radio Shack	2,000	02/06	31,000	15.50
Merle Norman	1,457	03/06	23,880	16.39
Rice Boxx	2,101	03/06	47,273	22.50
Starbucks Coffee	1,604	04/06	32,080	20.00
Cingular Wireless	4,000	04/06	100,000	25.00
Wolf Camera	1,780	04/06	35,600	20.00
Sally Beauty	1,500	06/06	29,100	19.40
I Fratellis Restaurant	5,000	09/06	102,500	20.50
Subway	1,400	09/06	21,000	15.00
Planet Tan	4,400	10/06	70,400	16.00
Blockbuster Video	6,500	01/07	127,335	19.59
Flowers For You	2,100	02/07	42,000	20.00
State Farm	2,000	03/07	34,000	17.00
Isshin Sushi	4,000	03/07	80,000	20.00
Eyecare	2,000	06/07	40,000	20.00
GNC	1,400	06/07	25,200	18.00
Marshall Message Therapy	640	03/08	11,520	18.00
TD Waterhouse	2,500	04/08	55,000	22.00
Quizno's	2,100	03/09	52,500	25.00
Stein Mart	34,000	08/11	229,500	6.75
Mi Cocina	4,964	01/12	124,100	25.00
Pei Wei	3,160	02/12	96,380	30.50
AWBMS Antenna	1,280	07/16	13,798	10.78
Firestone Tire	6,932	08/16	144,996	20.92

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to these properties, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for the properties, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Heritage Towne Crossing, Euless, Texas

We anticipate purchasing an existing shopping center known as Heritage Towne Crossing containing 73,328 gross leasable square feet. The center is located at Glade Road and State Highway 121 in Euless, Texas.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $16,288,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $222 per square foot of leasable space. A portion of the purchase price will be held in an escrow, to be paid to the seller when the remaining spaces are leased.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

No individual tenant leases more than 10% of the total gross leasable area of the property.

For federal income tax purposes, the depreciable basis in this property will be approximately $12,200,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Heritage Towne Crossing was built in 2002. As of February 10, 2004, this property was 88% occupied, with a total 64,808 square feet leased to 27 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

APB Mortgage	2,530	09/06	45,540	18.00
Gamestop	1,371	03/07	29,400	21.44
Mattress Firm	4,000	04/07	96,000	24.00
All Battery Store	2,000	05/07	44,000	22.00
Sun Tailors	1,200	05/07	20,400	17.00
Dapper Dan Cleaners	2,000	06/07	38,000	19.00
Lava Asian Grill	3,000	07/07	51,000	17.00
Salon G	2,800	08/07	50,400	18.00
Ultra Tan	1,600	08/07	24,000	15.00
Golf USA of Euless	3,437	12/07	69,459	20.21
Sara Donuts	1,400	04/08	23,800	17.00
Coppell Spine/Sports Rehab	2,000	04/08	38,000	19.00
Plato's Closet	3,000	04/08	54,000	18.00
Village Barber	1,100	04/08	23,100	21.00
Town & Country Tobacco	1,800	04/08	32,400	18.00
Parker Uniforms	3,000	05/08	42,000	14.00
The Cash Store	1,300	07/08	24,700	19.00
Art & Frame Warehouse	2,546	07/08	39,463	15.50
Wings to Go	2,000	09/08	32,000	16.00
Ultima Fitness	2,266	10/08	37,389	16.50

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Delicious Delights	1,500	11/08	27,000	18.00
Nails Spa	3,410	01/09	61,380	18.00
DoubleDave's Pizza Works	3,308	03/09	54,582	16.50
Panda Express	2,250	04/12	47,250	21.00
Washington Mutual	4,000	10/12	84,000	21.00
Pearle Vision	1,990	12/12	35,820	18.00
The Soccer Corner	4,000	05/13	62,600	15.65
Whataburger	*	08/18	60,000	*
Taco Bell	*	10/18	51,000	*

* ground lease

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of February 10, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	30,003,460	300,011,964	30,975,276	269,036,688

Shares sold pursuant to our distribution reinvestment program	142,414	1,352,938	-	1,352,938

	30,165,874	301,564,902	30,975,276	270,589,626

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.